UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 34)*

Timken Company

(Name of Issuer)

Common Stock Without Par Value

(Title of Class of Securities)

887389104

(CUSIP Number)

Calendar Year 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TIMKEN WARD JACKSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

467,988

	6	SHARED VOTING POWER

5,792,002

	7	SOLE DISPOSITIVE POWER

467,988

	8	SHARED DISPOSITIVE POWER

5,792,002

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,259,990

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Item 1.

(a)	Name of Issuer
The Timken Company

(b)	Address of Issuer’s Principal Executive Offices
1835 Dueber Avenue, S.W. Canton, Ohio 44706

Item 2.

(a)	Name of Person Filing
Ward Jackson Timken

(b)	Address of Principal Business Office or, if none, Residence
200 Market Avenue North Suite 210 Canton, Ohio 44702

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock Without Par Value

(e)	CUSIP Number
887389104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,259,990

(b)	Percent of class: 6.4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 467,988

(ii)	Shared power to vote or to direct the vote: 5,792,002

(iii)	Sole power to dispose or to direct the disposition of: 467,988

(iv)	Shared power to dispose or to direct the disposition of: 5,792,002

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of 5,792,002 shares of the securities identified in this Schedule 13G.
5,097,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a private charitable foundation. The four trustees of the Timken Foundation of Canton are Ward J. Timken, Jr., W.R. Timken, Jr., Joy A. Timken and me. All of the trustees share the voting and dispositive power with respect to the securites held by the Timken Foundation of Canton.
694,058 shares of the securities identified in this Schedule 13G are held by my wife, or trusts, or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities except for 460,000 shares held in trust in which I have a one-sixth interest as a lifetime income beneficiary. I also disclaim beneficial ownership of the securities held by the Timken Foundation of Canton.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2013	By:	/s/ Ward Jackson Timken
Name: Ward Jackson Timken
Title: Director

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)